Aleafia Completes Phase One Construction and Retrofitting of Niagara Greenhouse Facility
Multiple Sales Streams including 15,000 kg Supply Agreement and 50,000 Patient Base

TORONTO, January 7, 2019 – Aleafia Health Inc. (TSXV: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia” or the “Company”) has completed Phase I construction and retrofitting of its Niagara Greenhouse facility (“Niagara”) located in Grimsby, Ontario. The Company expects to complete Phase II of the construction and retrofitting on the balance of the facility in late Q1 or early Q2 2019.

The Company has also submitted the facility’s Evidence Package to Health Canada, marking the final stage in the Cultivation Licence application process. Pending Health Canada approval, the first Niagara crop is expected to begin in the next 60 days. Aleafia expects that the Niagara facility will lead to a meaningful increase in the Company’s total cannabis production capacity.

Aleafia will have multiple avenues to distribute the cannabis produced at Niagara, including leveraging its 15,000 kg 2019 supply agreement with CannTrust Holdings Inc. (TSX: TRST) in the near term.

Upon the closing of the Company’s previously announced acquisition of Emblem Corp. (TSXV: EMC, OTCQX: EMMBF)(“Emblem”) pursuant to the terms and conditions of the arrangement agreement between the parties, Aleafia expects to leverage Emblem’s highly differentiated, high-margin production capabilities. It is expected that capsules, oils and oral sprays produced with Aleafia cannabis will be ultimately processed, extracted, labelled and shipped from the Paris, Ontario Product Innovation Center, for use by medical cannabis patients including Aleafia’s over 50,000 patients seen to date.

ADVANCED DUTCH GREENHOUSE ENGINEERING

Aleafia’s cannabis cultivation is led by Head Horticulturist Lucas Escott. Escott was the co-founder of Mettrum Health Corp., which was sold to Canopy Growth Corporation (TSX: WEED, NYSE: CGC) for $430 million. The Company’s cultivation leadership team has previously led the build-out and operation of seven purpose-built cannabis cultivation facilities representing nearly 1 million sq. ft. in growing space.

The greenhouse is built under the Dutch Hybrid design and is strategically located in the cannabis cultivation friendly Niagara Region micro-climate, significantly reducing electricity expenses and accelerating the seed to harvest period.

Aleafia concluded the $9.6 million acquisition of the greenhouse on July 30, 2018. The facility has a moving container bench system which will lead to low-cost per gram yields and a perpetual, year-round harvest. The Company has made up front capital investments in modern cannabis cultivation design and engineering. These investments enable production of standardized, pharmaceutical grade cannabis.

Phase I represents the construction and retrofitting of 60,000 sq. ft. of the Niagara facility, in which the Company is now capable of planting its first crop pending Health Canada approval, with Phase II representing the remainder of the 160,000 sq.ft. facility.

“Bringing the Niagara Greenhouse to a plant-ready state on time and on budget speaks to our team’s executional capabilities,” said Aleafia Chairman Julian Fantino. “Realizing our vision means securing the highest quality cannabis for our partners and growing base of medical patients.”

“This milestone, and projected growth in Aleafia’s production capacity, represents a game-changer for Aleafia,” said Aleafia CEO Geoffrey Benic. “With an emerging national retail network via Serruya Private Equity, our 15,000 kg supply agreement with CannTrust and the pending acquisition of Emblem, the demand for Aleafia’s high-quality cannabis has never been stronger.”

For Investor & Media Relations, please contact:

Nicholas Bergamini, VP, Public Affairs
IR@AleafiaInc.com

About Aleafia Health Inc.:

Aleafia is a vertically integrated, national cannabis company with major medical clinic, cannabis cultivation and R&D operations. The company is a federally licensed producer and vendor of cannabis and will reach an annual production capacity of 98,000 kg of dried cannabis in 2019.

Aleafia operates medical cannabis clinics staffed by physicians and nurse practitioners, with over 50,000 patients. The company is highly differentiated, maintaining the largest medical cannabis dataset in the world.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.